Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 41

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On May 20, 2024, the closing price of our Common Stock was $0.80. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2024

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 20, 2024, Stephen E. Croskrey informed Danimer Scientific, Inc. (the “Company”) of his intention to retire from employment with the Company on or before December 31, 2024. In connection therewith, the Company and Mr. Croskrey entered into a Transition and Retirement Agreement (the “Transition Agreement”), dated as of May 20, 2024 (the “Effective Date”).

The Transition Agreement provides that Mr. Croskrey is resigning from his position as Chairman of the Board of Directors of the Company (the “Board”) as of the Effective Date, and resigning from employment with the Company, effective as of a date on or before December 31, 2024 (the date of Mr. Croskrey’s separation from employment with the Company, the “Retirement Date”). Mr. Croskrey will remain a Director on the Board through the completion of the current term, which is scheduled to expire as of the Company’s annual meeting of stockholders to be held on or about July 9, 2024, and will be nominated as a Board member for the shareholder vote scheduled to take place at such meeting. The Board may request that Mr. Croskrey resign as a Director on the Board at any time after such meeting.

During the period between the Effective Date and the Retirement Date (the “Transition Period”), the Company may transfer Mr. Croskrey out of the Chief Executive Officer position and into the position of Special Advisor at any time; provided, that Mr. Croskrey’s compensation will remain unchanged during the Transition Period. Mr. Croskrey will not be eligible to receive any compensation in connection with his position as a Director on the Board during any portion of the Transition Period but will be eligible to receive the typical compensation paid by the Company to non-employee directors in connection with such position with respect to any portion of his Director term that continues following the end of the Transition Period, on a pro-rated basis. Mr. Croskrey will remain eligible to receive his 2024 annual incentive bonus, calculated based on the achievement of the applicable performance metrics as set forth in the Transition Agreement; in the event the minimum performance metric is not achieved, subject to Mr. Croskrey’s execution and non-revocation of a waiver and release of claims in favor of the Company and its affiliates (the “Release Condition”), Mr. Croskrey shall be eligible to receive the guaranteed 2024 annual incentive bonus set forth in the Transition Agreement. Mr. Croskrey will not receive any long-term incentive award as an employee for 2024 but may receive a new equity award in connection with his continued Board service following the Retirement Date, if applicable. Subject to the satisfaction of the Release Condition following the Retirement Date (and other terms as set forth in the Transition Agreement), (a) Mr. Croskrey’s outstanding long-term incentive awards will be amended to provide for continued vesting in accordance with the terms thereof as if Mr. Croskrey had continued service as a Director through the outside vesting date for such award and, in the case of stock option awards, an outside exercise date not later than the 10thanniversary of the original grant date; provided, that all performance stock awards will be forfeited as of the Retirement Date, and (b) subject to his timely election to continue coverage for himself and his dependent spouse under the Company’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), the Company will pay for monthly COBRA premiums following the Retirement Date and until the earlier of the date Mr. Croskrey becomes eligible to enroll in health insurance from an alternate employer or the end of the full COBRA period allowable under applicable law.

Except as otherwise provided in the Transition Agreement, the terms of Mr. Croskrey’s Amended and Restated Employment Agreement with the Company, dated July 23, 2021 (the “Employment Agreement”), will continue to govern the terms of Mr. Croskrey’s employment during the Transition Period. Mr. Croskrey will continue to be subject to the restrictive covenant obligations pursuant to the Employment Agreement.

Following Mr. Croskrey’s resignation from his role as Chairman of the Board, the Board appointed current Director, Richard Hendrix, as Chairman of the Board, inclusive of an Interim Executive Chairman role. The Board also formed an Executive Committee responsible for certain objectives, including the search for a successor Chief Executive Officer, which such committee is composed of Mr. Hendrix, David Moody (current Director), John Amboian (current Director), and Mr. Croskrey.

The foregoing description of the Transition Agreement does not purport to be complete and is subject to and qualified in its entirety by the terms and conditions of the Transition Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits.

Exhibit No.	Description

10.1	Transition and Retirement Agreement, between Danimer Scientific, Inc. and Stephen E. Croskrey, dated as of May 20, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	May 20, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer and Corporate Secretary